[GRAPHIC OMITTED]
                                                                 CONCHA Y TORO


                                                           For Immediate Release


                           VINA CONCHA Y TORO REPORTS
                      FOURTH QUARTER AND YEAR 2005 RESULTS

Santiago, Chile, February 27, 2006 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2005. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2005. US dollar figures (US$), except export figures, are based on the exchange rate as of December 31, 2005 (US$1.00=Ch$512.5).

                            Highlights 4Q05 vs. 4Q04

o    Total revenues decreased by 6.8%.
o    Export sales rose 5.3% in US dollar terms.
o    Bottled export shipments increased 8.3% to 2,758,700 cases.
o    Bottled domestic sales increased 5.0% in value.
o Operating income decreased 39.2% and the operating margin decreased to 7.7% from 11.8%.
o    Net income fell 12.1% to Ch$4,029 million (US$7.9 million).
o    Ebitda declined 26.2% to Ch$6,930 million (US$13.5 million).
o    Earnings per ADR fell 0.9% to US$ 0.22.

                            Highlights 2005 vs. 2004

o    Total revenues increased by 3.1%.
o    Export sales, in US dollar terms, increased 11.9%.
o    Bottled export shipments rose by 11.1% to 10,551,000 cases.
o    Bottled domestic revenues increased 15.1% in value.
o Operating income decreased 20.9% and the operating margin declined to 12.4% from 16.1%.
o    Net income fell 19.0% to Ch$19,039 million (US$37.1 million).
o    Ebitda decreased 11.2% to Ch$35,754 million (US$69.8 million).
o    Earnings per ADR decreased 8.7% to US$ 1.03.


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                                                                 CONCHA Y TORO

Comments from the CEO

The Chilean wine industry and Concha y Toro faced important challenges in 2005. The most significant one was the unfavorable exchange rate, impacting severely an industry that exports around 60% of its production. In addition, results were also impacted by a higher wine cost as a result of increases in the price of grapes in the 2005 harvest.

Concha y Toro financial results, sales, operating income and net income for the last quarter and the year 2005 reflect these impacts. However, despite the more adverse scenario, the Company's principal businesses: exports, domestic market and the subsidiaries, show growth and the strength of the brand in a highly-competitive market.

Company exports in dollar terms continue to growth at a double digit rate, increasing by 11.9% in 2005, with growth across all regional markets. Shipments rose by 11%, reaching 10,551,000 cases worldwide. Despite a slower growth rate in the fourth quarter, 5.3% by value and 8.3% by volume, as a result of a difficult comparison given the extraordinary growth of 2004, it is important to point out Concha y Toro's solid competitive position. Premium wines grew by 15%, driven by Casillero del Diablo, with sales of 1.7 million cases worldwide.

Domestic market outcomes, with an annual sales growth of 15%, show the results of the Company's medium-term strategy aimed at recovering profitability in this highly competitive market through increases in the average price and a focus on the premium segment.

Our foreign subsidiaries also contributed to Concha y Toro sales growth. Concha y Toro UK has managed to consolidate distribution in the off-trade channel, mainly supermarkets, and maintain its leadership position in the Chilean wine category. On the other hand, exports from Argentina posted a solid 59% increase in volume terms. Trivento, having outperformed the Argentine wine industry, has consolidated its position as the second exporter from Argentina.


Fourth Quarter 2005 Results

Total Revenues

Total revenues decreased 6.8% to Ch$51,339 million (US$100 million) from Ch$55,107 million (US$107.5 million). Higher export revenues from Argentina and higher domestic wine sales were offset by reduced revenues from exports to third parties and sales of Concha y Toro UK which were impacted by the sharp appreciation of the Chilean peso against the US dollar, euro and sterling pound (for the quarter the Company faced a 14.5% appreciation of the Chilean peso against the US dollar).

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

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)
--------------------------------------------------------------------------------------------------------
                                                          4Q05                                   2005
                                                            v                                      v
                                                          4Q04                                   2004
                                4Q05          4Q04         (%)         2005         2004          (%)
                             ----------   ----------   ----------   ----------   ----------   ----------
Chile:
Domestic- Wine                   11,972       11,495          4.2%      43,261       37,668         14.8%
Exports to third parties         26,279       28,988         -9.3%     106,520      109,075         -2.3%
Concha y Toro UK                  6,109        7,525        -18.8%      25,761       23,792          8.3%
Other revenues                    2,505        3,104        -19.3%      10,219       10,356         -1.3%

Argentina:
Domestic                          1,787        2,573        -30.5%       5,220        7,082        -26.3%
Exports                           2,686        1,423         88.8%      10,386        7,336         41.6%

                             ----------   ----------   ----------   ----------   ----------   ----------
               TOTAL             51,339       55,107         -6.8%     201,367      195,309          3.1%
                             ==========   ==========   ==========   ==========   ==========   ==========

Domestic Sales, Chile.

Total domestic wine sales (including bulk) increased 4.2% to Ch$11,972 million (US$23 million) from Ch$11,495 million (US$22 million) in 4Q04. Domestic bottled wines sales (excluding bulk sales) for the period increased 5.0% to Ch$11,972 million from Ch$11,400 million in 2004. There were no bulk sales during the period.

The 5.0% growth in domestic bottled wine sales was the result of an 11.6% increase in the average price partly compensated by a 5.9% decline in volumes. Domestic volumes have been affected by a strategy that sought and achieved an improvement in profitability through a higher average price. Volumes in the popular category fell by 6.1%, this being the category that saw the biggest prices rises. Volumes in the premium category however increased by 11.9% in the quarter.

Export Revenues.

Export sales to third parties decreased 9.3% to Ch$26,279 million in 4Q05 from Ch$28,988 million in 4Q04. Higher sales (in US dollars) were offset by the sharp appreciation of the Chilean peso against the US dollar and the euro. For the quarter, revenues in Chilean pesos include the impact of the appreciation of the Chilean peso against the US dollar of approximately 14.5%, year-on-year (a fall in the exchange rate from Ch$616 in 4Q04 to Ch$527 in 4Q05).

Sales from the UK subsidiary in Chilean pesos decreased 18.8% to Ch$6,108 million. This result comprises the effect of a lower exchange rate, a 19.5% real appreciation of the Chilean peso against the sterling pound.

o     Exports of Bottled Wine in US$:
      ------------------------------

The following figures, representing exports in US dollar terms and volume, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 5.3% to US$ 55.3 million, from US$52.6 million, with the volume shipped increasing 8.3% and the average price declining by 2.8%.

                                                                    Page 3 of 13
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                                     Graph 1
                          Export Value (US$) by Region
                               Fourth Quarter 2005


                            [GRAPHIC CHART OMITTED]

                  Export sales in U.S. $ (quarter)

                  U.S.                10,122,325         18.3%
                  Canada               3,269,266          5.9%
                  Europe              28,094,634         50.8%
                  Central America      5,257,839          9.5%
                  South America        4,656,011          8.4%
                  Asia                 3,661,613          6.6%
                  Other                  285,049          0.5%
                                      55,346,737        100.0%

Exports by value increased in South America (+26.8%), Europe (+18.5%), Asia (+15.4%) and Central America/Caribbean (+12.7%).

Exports to the US decreased by 26.8%, lower fourth quarter volumes follow strong third quarter shipments and also reflect the impact of the hurricanes in the states of Florida and Texas. Sales to Canada slipped by 1.7%

o     Exports of Bottled Wine in Volume:
      ---------------------------------

Export volumes increased 8.3% to 2,758,700 cases. Growth was led by a firm result in Europe with shipments increasing 33.9%. Good results were also obtained in Asia (+18.8%), Central America/Caribbean (+10.9%) and South America (+53%).

Shipments to the US decreased by 30.5% following a strong third quarter and the consequences of the hurricanes affecting Florida and Texas.

By segment, the figures reveal a 10.5% increase in premium wines, largely due to strong volume gains from Casillero del Diablo across all regions. Varietal and varietal blend wine sales decreased by 6.1% and 5.0%, respectively. Volumes of popular wines increased by 85% mainly due to sales of Cono Sur in the UK and higher sales in South America.

o Prices: The average price per case decreased 2.8% to US$20.06 from US$20.64 in 2004, mainly due to a mix effect with higher sales of popular wines.

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                                                                 CONCHA Y TORO

Argentine Operations.

Total sales of the Argentine operation increased by 12% to Ch$4,473 million (US$8.7 million). Exports from Argentina increased 88.8% and were partly compensated by a 30.5% decline in domestic sales.

For the quarter, exports from Trivento increased 116.2% by volume to reach 342,000 cases, led by strong growth in Europe and the US and Canada. The Company continues to sustain growth through new business opportunities and to increase penetration in its markets. Domestic sales in Argentina were affected by the price rises made in order to improve profitability in that market.

      Other Revenues. Other revenues decreased 19.3% to Ch$2,505 million (US$4.9 million) mainly due to lower fees from bottling services to third parties.

Cost of Sales

For the quarter, the total cost of sales rose 0.3% to Ch$35,506 million (US$69.3 million) from Ch$35,402 million (US$69 million) in 4Q04. The cost of sales as a percentage of total sales increased to 69.2% from 64.2%. The higher cost as a percentage of sales mainly reflects the impact of the exchange rate on sales and a higher average cost of wine for 2005 as a result of the increased prices of grapes for the 2005 vintage.

The gross margin decreased 19.6% to $15,833 million (US$30.9 million). As a percentage of sales gross margin declined from 35.8% to 30.8%, mainly as a result of the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

Selling, General and Administrative Expenses (SG&A)

Selling, General and Administrative Expenses decreased 10.1% to Ch$11,855 million (US$23.2 million). As a percentage of revenues, SG&A declined to 23.1% from the 24.0% recorded in 4Q04 and is essentially the result of lower SG&A in the Chilean operation and a dilution of overall expenditure in the foreign subsidiaries.

Operating Income

Operating income decreased 39.2% to Ch$3,948 million (US$7.7 million) in 4Q05 compared to Ch$6,491 million (US$12.7 million) in 4Q04. The operating margin fell from 11.8% to 7.7%, this contraction is explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues and the increase on average wine costs as a result of the higher grape price for the 2005 vintage.

Non-Operating Result

Non-operating income increased to Ch$2,961 million (US$5.8 million) from Ch$384 million (US$0.7 million), mainly explained by the sale in advance of forward contracts which produced a gain of Ch$2,520 million (US$4.9 million) registered in other non-operating income.

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                                                                 CONCHA Y TORO

Non-operating expenses totaled Ch$2,539 million (US$5.0 million), compared to Ch$955 million (US$1.9 million) in 4Q05, as a result of higher interest expenses and other non-operating expenses partly compensated by a gain in exchange differences.

o Interest expenses totaled Ch$1,001 million (US$2.0 million) compared to Ch$602 million (US$1.2 thousand) due to the increase in financial debt during 2005.
o Other non-operating expenses were Ch$1,655 million (US$3.2 million) and mainly include extraordinary provisions related to wine write-offs and organization restructuring.
o Exchange differences produced a gain of Ch$38 million (US$74 thousand) compared to a loss of Ch$127 million (US$248 thousand) in 4Q04 as a result of exchange rate fluctuations and their impact on foreign exchange denominated accounts.

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)
-------------------------------------------------------------------------------------------------------------
                                                            4Q05 vs                                 2005 vs
                                                              4Q04                                   2004
                                     4Q05         4Q04         (%)          2005         2004         (%)
                                  ----------   ----------   ----------   ----------   ----------   ----------
Non-operating Income
Equity Income                            304          289          5.3%         401          398          0.7%
Other non-operating income             2,657           95         2695%       3,000          369        711.9%
Total non-operating income             2,961          384        670.6%       3,401          767        343.1%

Non-operating expenses
Interest Expense                      -1,001         -602         66.3%      -3,565       -1,777        100.6%
Price Level Restatement                   80          -38       -310.9%        -176           32       -655.8%
Exchange Differences                      38         -127       -130.0%          31       -1,510       -102.1%
Other Non-operating expenses          -1,655         -188        781.8%      -2,085         -487        328.0%
Total non-operating expenses          -2,539         -955        165.9%      -5,795       -3,743         54.8%

                                  ----------   ----------   ----------   ----------   ----------   ----------
Total Non-Operating Result               422         -570        174.0%      -2,394       -2,976        -19.5%
                                  ==========   ==========   ==========   ==========   ==========   ==========

Net  Income and Earnings per Share (EPS)

Net income for the period decreased 12.1% to Ch$4,029 million (US$7.9 million) from Ch$4,582 million (US$8.9 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$5.60 per share from Ch$6.37, for the quarter. Earnings per ADR were Ch$112 in 4Q05. In US dollar terms, earnings per ADR decreased 0.9% to US$ 0.22 in the fourth quarter of 2005.

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                                                                 CONCHA Y TORO

                                  2005 Results

Total Revenues

Total revenues increased 3.1% to Ch$ 201,367 million (US$393 million) from Ch$ 195,309 million (US$381 million) in 2004. Revenues increased following stronger sales in the Chilean domestic market, higher sales from Concha y Toro UK and an increase in exports from Argentina. Exports from Chile to third parties decreased (2.3%) as a result of the strong appreciation of the Chilean peso against the US dollar and euro. Chilean peso appreciation against the US dollar was approximately 11.5% year-on-year.

Domestic Sales, Chile.

Total domestic wine sales (including bulk) increased 14.8% to Ch$43,261 million (US$84 million) in 2005 from Ch$37,668 million (US$74 million) in 2004. Domestic bottled wines sales (excluding bulk sales) for the year increased 15.1% to Ch$43,240 million from Ch$37,556 million in 2004. Sales of bulk wine totaled Ch$
20.8 million in 2005.

The 15.1% increase in domestic bottled wine sales was the result of a 1.5% improvement in volume and a 13.5% increase in the average price. Higher volume reflects a 1.5% increase in popular wines and a 14.7% rise in premium wines driven by larger sales of Casillero del Diablo and Trio. The 15.1% higher average price is the result of price increases mainly in the popular wine category following a higher wine cost in 2005 and a strategy that sought to increase the profitability of this business.

Export revenues.

Export revenues from third parties decreased 2.3% to Ch$106,520 million from Ch$109,075 million in 2004. Greater volumes and higher sales in foreign currency were offset by the appreciation of the Chilean peso against the US dollar and euro. Revenues in peso terms include the impact of the appreciation of the Chilean peso (against the US dollar) over the period of approximately 11.5%.

Sales of Concha y Toro UK in Chilean peso terms increased 8.3% to Ch$25,761 million. The subsidiary has continued with its strategy of strengthening the Concha y Toro brand with wider distribution in supermarkets and major wholesalers. During 2005 sales of Concha y Toro UK increased in volume by 29% and by value (in US$ dollars) by 22%.

o Exports of Bottled Wine in US$: Exports in US dollar terms, which include exports to third parties and those to the UK subsidiary, grew by 11.9% to US$ 215 million in 2005 from US$192 million in 2004, and resulted from a 11.1% increase in volume and a 0.7% increase in the average price.

All the regional markets contributed to the export growth, as follows: South America (7.9%), Central America/Caribbean (11.4%), Europe (13.7%), Asia (16.6%), Canada (11.0%) and the United States (8.1%).

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                                                                 CONCHA Y TORO

                            [GRAPHIC CHART OMITTED]

                              As of December 2005
                      Export Value (US dollars) by Region


                  U.S.                  20.3%        43,697,596
                  Canada                 5.1%        11,047,368
                  Europe                51.0%       109,599,858
                  Asia                   5.7%        12,183,623
                  Central America        9.3%        19,987,091
                  South America          8.1%        17,375,955
                  Other                  0.5%         1,080,347
                                       100.0%       214,971,838

o Exports of Bottled Wine in volume: Export volume increased 11.1% to 10,551,000 cases. This was achieved with diversified growth in most of the geographic areas to which the Company exports.

Shipments to Europe, the principal market region, rose 17.1% as a result of the good momentum the Company is maintaining in the UK with consolidated volumes growing 20.6%. The rest of Europe (excluding the UK) grew 13.6% following a positive performance in the Netherlands and Russia.

Shipments to Asia increased 21.6%. Central America/Caribbean grew 12.8% led by good performances in Mexico and Costa Rica among others. Volumes grew by 5.7% in South America.

The volume shipped to the USA increased 1.7%. A weak fourth quarter reflected the impact of the hurricanes in the states of Florida and Texas, relevant markets for the Company. Shipments to Canada were flat as compared to 2004.

Shipments by segment reveal a 15.3% increase in premium wines, mainly due to stronger sales of Casillero del Diablo in Europe, the United States and South America. Varietal wine sales slipped 0.8%, while exports of varietal blends and popular wines increased 6.7% and 38.1% respectively.

o Prices: The average price per case increased 0.7% to US$20.37 from US$20.23 in 2004.

      Argentine Operations. Total sales by our Argentine businesses increased 8.2% to Ch$15,606 million (US$30.5 million) following a 41.6% increase in exports, partially compensated by a 26.3% decrease in domestic sales.

      Trivento's exports of bottled wine (excluding bulk) posted another solid year. Exports increased 61% by value to US$ 19.3 million. Shipments totaled 1,238,000 cases, representing an increase of 59%. Trivento grew across all regional markets with a strong performance of European countries. Trivento consolidated its position as the second exporter of Argentine wines by volume in 2005.

      Lower domestic sales mainly reflect the impact of price increases on the volumes sold, following the Company's strategy of focusing on improving profitability. In 2005, the average price, in Argentine peso terms, increased by 14% as compared to 2004. The higher average price had an impact on volumes, with these declining by 27%.

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      Other Revenues. Other revenues decreased by 1.3% to Ch$ 10,219 million mainly explained by lower bottling fees and the termination of the operations of the subsidiary Villa Alegre, partially compensated by higher sales of liquors and coolers.

Cost of Sales

The cost of sales rose 10.1% to Ch$131,373 million (US$256 million) from Ch$ 119,361 million (US$ 233 million) in 2004. The cost of sales as a percentage of total sales increased to 65.2% from 61.1%, mainly reflecting the impact of the exchange rate on sales and a higher average cost of wine in 2005 as a result of increased grape prices for the 2005 vintage.

The gross margin decreased 7.8% to $69,994 million (US$137 million). As a percentage of sales, the gross margin declined from 38.9% to 34.8%, mainly as a result of the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 1.4% to Ch$45,085 million (US$88 million) from Ch$44,455 million (US$87 million). As a percentage of sales, SG&A in 2005 decreased to 22.4% from 22.8% in 2004, reflecting a slightly lower rate of SG&A growth in Chile compared to sales and a dilution in expenses in the foreign subsidiaries: Argentina and UK.

Operating Income

Operating income decreased 20.9% to Ch$24,909 million (US$49 million) compared to Ch$31,492 million (US$61 million) in 2004. The operating margin decreased from 16.1% to 12.4% following the contraction in the gross margin as a result of the strong appreciation of the Chilean peso and its impact on foreign currency revenues and a higher cost of wine for 2005.

Non-Operating Results

Non-operating income increased to Ch$3,401 million (US$7 million) from Ch$767 million (US$1.5 million). This results from a gain of Ch$ 2,520 million (US$4.9 million) on the sale in advance of forward contracts held by the Company.

Non-operating expenses increased to Ch$5,795 million (US$11.3 million) from Ch$3,743 million (US$7.3 million) in 2004. This resulted from (1) an increase in interest expense from Ch$1,777 million to Ch$3,565 million mainly due to an increase in financial debt of Ch$27,317 million (US$53 million) to finance the investment program and working capital; (2) an increase in other non-operating expenses related to extraordinary provisions. This was partly offset by a gain in exchange differences as compared to a loss in 2004.

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Net Income and Earnings per Share (EPS)

Net income for the year decreased to Ch$ 19,039 million (US$37.1 million) from Ch$ 23,506 million (US$ 45.9 million), a decline of 19.0%. Concha y Toro's EPS decreased to Ch$ 26.47 from Ch$ 32.69; earnings per ADR were Ch$529.4 in 2005 and Ch$ 653.8 in 2004. In US dollar terms, earnings per ADR decreased 8.7% to US$ 1.03 compared to US$1.13 for 2004. The ratio for common stock to ADR is 1:20.

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                                  Balance Sheet

Assets

As of December 31, 2005, the Company's consolidated assets totaled Ch$307,963 million (US$601 million), Ch$ 40,748 million (US$ 80 million) higher than the figure reported a year earlier mainly due to an increase in inventories and in fixed assets involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of December 31, 2005 net financial debt stood at Ch$88,839 million (US$173 million) representing a year-on-year increase of Ch$27,317 million (US$53 million). As a result, the interest expense rose from Ch$1,777 million (US$3.5 million) in 2004 to Ch$3,565 million (US$7.0 million) in 2005.

As of December 31, 2005, the financial debt to equity ratio stood at 0.52.


                                    * * * * *

About Vina Concha y Toro

Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,734 hectares of vineyards planted in Chile and 782 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,949 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

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

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of December 31, 2005)

                                4Q2005         4Q2004         Change          2005          2004           Change
                                Th. Ch$        Th. Ch$           %           Th. Ch$       Th. Ch$            %
                             ---------------------------------------------------------------------------------------
Operating Results
Sales revenues                 51,339,317     55,107,152           -6.8    201,367,002    195,308,560            3.1
Cost of sales                 -35,506,123    -35,402,204            0.3   -131,373,455   -119,361,287           10.1
% of sales                           69.2%          64.2%                         65.2%          61.1%
Gross Profit                   15,833,194     19,704,948          -19.6     69,993,547     75,947,273           -7.8
% of sales                           30.8%          35.8%                         34.8%          38.9%
Selling & Adm                 -11,885,002    -13,213,868          -10.1    -45,084,854    -44,455,305            1.4
Expenses % of sales                  23.1%          24.0%                        -22.4%          22.8%
--------------------------------------------------------------------------------------------------------------------
Operating Income                3,948,192      6,491,080          -39.2     24,908,693     31,491,968          -20.9
% of sales                            7.7%          11.8%                         12.4%          16.1%
--------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income           2,656,543         95,038         2695.2      2,999,809        369,493          711.9
-Equity income                    304,361        289,179            5.3        400,858        397,987            0.7
-Non-operating expenses        -1,655,307       -187,721          781.8     -2,085,364       -487,177          328.1
-Financial expenses            -1,001,229       -602,147           66.3     -3,565,227     -1,776,988          100.6
-Price level restatement           79,860        -37,862         -310.9       -175,772         31,624         -655.8
-Exchange differences              38,065       -126,919         -130.0         31,237     -1,510,492         -102.1
Non-operating result              422,293       -570,432         -174.0     -2,394,459     -2,975,553          -19.5

Income before income tax        4,370,485      5,920,648          -26.2     22,514,234     28,516,415          -21.0
Less: income tax                 -341,204     -1,338,728          -74.5     -3,475,256     -5,014,008          -30.7
Minority interest                      20            344          -94.2            169          3,903          -95.7

--------------------------------------------------------------------------------------------------------------------
Net Income                      4,029,301      4,582,264          -12.1     19,039,147     23,506,310          -19.0
--------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)            5.60           6.37          -12.1          26.47          32.69          -19.0

-Earnings per ADR (US$)(1)          0.219          0.221           -0.9           1.03           1.13           -8.7

EBITDA                          6,929,570      9,390,488          -26.2     35,753,884     40,247,389          -11.2
% sales                              13.5%          17.0%                         17.8%          20.6%

Number of shares              719,170,735    719,170,735                   719,170,735    719,170,735

Exchange rate US$1.0=Ch$512.50 (except for calculating Earnings per ADR)

(1) Earnings per ADR in US$ is calculated based on the relevant exchange rate for each period.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of December 31, 2005)

                                             As of          As of          As of
                                      December 31,   December 31,   December 31,
                                              2005           2004           2005
                                           Th. Ch$        Th. Ch$        Th. US$
                                      ------------------------------------------
Assets
Cash and equivalents                     1,447,134      1,863,619          2,824
Inventories                             73,344,388     54,630,156        143,111
Accounts receivables                    49,193,974     51,451,473         95,988
Other current assets                    22,952,327     19,709,226         44,785
Total current assets                   146,937,823    127,654,474        286,708

Property, plant & equipment, net       149,067,803    130,049,416        290,864
Other assets                            11,957,166      9,510,426         23,331

Total assets                           307,962,792    267,214,316        600,903

Liabilities and Shareholders' Equity
Short term debt (1)                     28,565,472     29,448,334         55,738
Other current liabilities               41,134,888     38,583,916         80,263
Total current liabilities               69,700,360     68,032,250        136,001
Long term debt (1)                      60,273,725     32,073,713        117,607
Other long-term liabilities              7,827,972      5,446,030         15,274
Total long-term liabilities             68,101,697     37,519,743        132,881


Minority interest                            9,524          9,715             19

Shareholders' equity                   170,151,211    161,652,611        332,002

Total liabilities and Shareholders'
 equity                                307,962,792    267,214,316        600,903


(1)  includes only financial debt
Exchange rate:US$1.0=Ch$512.5

                                                                   Page 13 of 13